UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40617

Regencell Bioscience Holdings Limited

11/F First Commercial Building

33-35 Leighton Road

Causeway Bay, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Appointment of an Independent Director

On December 13, 2021, the board of directors (the “Board”) of Regencell Bioscience Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”) appointed Dr. Wing Yan (William) Lo, as director of the Company, effective immediately, to fill in the vacancy resulting from the resignation of the former director, as the Company previously disclosed on November 17, 2021. Dr. Lo will act as the chairperson of the audit committee and the member of the compensation committee and the nomination and corporate governance committee.

In connection with his appointment as a director, the Company and Dr. Lo signed an offer letter on December 13, 2021. Pursuant to the offer letter, Dr. Lo will receive an annual director fee $35,000 in cash, payable quarterly and be reimbursed for reasonable expenses incurred in the performance of his duties. In addition, Dr. Lo will receive a stock option on January 1, 2022 for 15,585 ordinary shares, par value $0.00001, which shall vest over a four-year period with 25% of the options vesting on each anniversary of the date of grant.

The foregoing description of the principal terms of the offer letter with Dr. Lo is a general description only, does not purport to be complete, and is qualified in its entirety by reference to the terms of the offer letter with Dr. Lo attached hereto as Exhibit 10.1, which is incorporated herein by this reference.

There is no family relationship between Dr. Lo and any of our other officers and directors.

Biographical Information of the New Director

Dr. Wing Yan (William) Lo

Dr. Lo, age 61, brings over three decades of biopharma, academic medicine, corporate governance, and strategic advisory experience. Dr. Lo graduated from Cambridge University with a Master of Philosophy Degree in Pharmacology and a Ph.D. Degree in Molecular Neuroscience. Dr. Lo started his career in McKinsey & Company Inc. as a management consultant and held senior positions in China Unicom, Hongkong Telecom, Citibank HK, I.T Limited, South China Media Group and Kidsland International Holdings Limited in the past.

Dr. Lo currently serves as an independent non-executive director of a number of public companies listed on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”); Dr. Lo is an independent non-executive director of Television Broadcasts Ltd (HKSE stock code: 511), OCI International Holdings Limited (HKSE stock code: 329), CSI Properties Limited (HKSE stock code: 497), Jingrui Holdings Limited (HKSE stock code: 1862), and Oshidori International Holdings Limited (HKSE stock code: 622). Dr. Lo was also an independent non-executive director of Nam Tai Property Inc. (NYSE stock code: BTP) which is listed on the New York Stock Exchange (“NYSE”).

Dr. Lo was appointed a Justice of Peace (“JP”) of the Government of the Hong Kong Special Administrative Region and is the founding governor of the Charles K. Kao Foundation for Alzheimer’s Disease and the ISF Academy as well as the present chairman of Junior Achievement HK.

The Company also put out a press release announcing the appointment of Dr. Lo’s on December 13, 2021. The press release is attached hereto as Exhibit 99.1 and is incorporated herein by this reference.

Exhibit No.	Description
10.1	Offer Letter to Dr. Wing Yan (William) Lo, dated December 13, 2021
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2021

Regencell Bioscience Holdings Limited

By:	/s/ Yat-Gai Au
Name:	Yat-Gai Au
Title:	Chief Executive Officer and Chairman of the Board of Directors

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